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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                       ALLIANCE FIBER OPTIC PRODUCTS, INC.
                       -----------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                   018680 10 8
                                 -------------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
               (Date of Event which Requires Filing of Statement)



        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 018680 10 8
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   1      NAMES OF REPORTING PERSONS:                                  James Yeh

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC Use Only

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION                     United States

--------------------------------------------------------------------------------
                             5    SOLE VOTING POWER             2,980,000 shares

                           -----------------------------------------------------
  NUMBER OF SHARES           6    SHARED VOTING POWER           25,000 shares
 BENEFICIALLY OWNED
  BY EACH REPORTING        -----------------------------------------------------
     PERSON WITH             7    SOLE DISPOSITIVE POWER        2,980,000 shares

                           -----------------------------------------------------
                             8    SHARED DISPOSITIVE POWER      25,000 shares

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          EACH REPORTING PERSON                                 3,005,000 shares

--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)                                              8.8%

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         IN

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CUSIP No. 018680 10 8
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   1      NAMES OF REPORTING PERSONS:                           CPY & Associates

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                94-3351373
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3      SEC Use Only

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION                        California

--------------------------------------------------------------------------------

                             5    SOLE VOTING POWER             2,000,000 shares

                           -----------------------------------------------------
  NUMBER OF SHARES           6    SHARED VOTING POWER           None
 BENEFICIALLY OWNED
  BY EACH REPORTING       -----------------------------------------------------
     PERSON WITH             7    SOLE DISPOSITIVE POWER        2,000,000 shares

                           -----------------------------------------------------
                             8    SHARED DISPOSITIVE POWER      None

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          EACH REPORTING PERSON                                 2,000,000 shares

--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)                                              5.8%

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         OO

--------------------------------------------------------------------------------




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ITEM 1(a) NAME OF ISSUER:

       Alliance Fiber Optic Products, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       735 North Pastoria Avenue, Sunnyvale, California 94085

ITEM 2(a) NAME OF PERSON FILING:

       (i) James Yeh;

       (ii) CPY & Associates

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       45036 Cougar Circle, Fremont, California 94359

ITEM 2(c) CITIZENSHIP:

       (i) United States;

       (ii) California

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

       Common Stock, $0.001 par value

ITEM 2(e) CUSIP NUMBER:

       018680 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ]      Broker or Dealer registered under Section 15 of the Act
        (b)     [ ]      Bank as defined in section 3(a) (6) of the Act
        (c)     [ ]      Insurance Company as defined in section 3(a) (19) of
                         the Act
        (d)     [ ]      Investment Company registered under section 8 of the
                         Investment Company Act
        (e)     [ ]      Investment Adviser in accordance with Section
                         240.13d-1(b)(1)(ii)(E)
        (f)     [ ]      An employee benefit plan or an endowment fund in
                         accordance with Section 240.13d-1(b)(1)(ii)(F)
        (g)     [ ]      Parent holding company or control person in accordance
                         with Section 240.13d-1(b)(ii)(G)
        (h)     [ ]      A saving association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act
        (i)     [ ]      A church plan that is excluded from the definition of
                         an investment company under section 3(c)(14) of the
                         Investment Company Act of 1940
        (j)     [ ]      Group, in accordance with Section 240.13d-1(b)(ii)(J)

ITEM 4. OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned: 3,005,000 shares of Common Stock beneficially owned by James Yeh, of which 2,000,000 shares are held by CPY & Associates. Mr Yeh disclaims beneficial




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               ownership as to 980,000 of the 3,005,000 shares, which are held by four entities under the common control of Mr. Yeh, and as to the 2,000,000 shares held by CPY & Associates, except to the extent of his pecuniary interest therein.

        (b) Percent of class: James Yeh and CPY & Associates beneficially own 8.8% and 5.8%, respectively. The calculation of percentage of beneficial ownership was derived from the Issuer's prospectus filed with the Commission pursuant to Rule 424(b)(4) on November 21, 2000, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 21, 2000 was 34,206,667.

        (c)    Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote: 2,980,000 shares

               (ii)   Shared power to vote or to direct the vote: 25,000 shares

               (iii)  Sole power to dispose or to direct the disposition of:
                      2,980,000 shares

               (iv)   Shared power to dispose or to direct the disposition of:
                      25,000 shares

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        James Yeh beneficially owns 3,005,000 shares, of which 2,000,000 shares are held by CPY & Associates. In addition, 980,000 of the 3,005,000 shares are held in the name of four entities under the common control of Mr. Yeh and 25,000 of the 3,005,000 shares are held in the name of Mr Yeh's wife.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10. CERTIFICATIONS

        Not applicable.




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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  February 13, 2001.


                                           /s/ James Yeh
                                       -----------------------------------------
                                                     James Yeh


                                       CPY & ASSOCIATES

                                       By: /s/ James Yeh
                                           -------------------------------------
                                                     James Yeh
                                                      Manager




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                                    EXHIBIT A

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Alliance Fiber Optic Products, Inc. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 13, 2001



                                                    /s/ James Yeh
                                       -----------------------------------------
                                                        James Yeh

                                       CPY & ASSOCIATES

                                       By:        /s/ James Yeh
                                           -------------------------------------
                                                      James Yeh
                                                       Manager




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